SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of August, 2024

Commission File Number 001-41129

Nu Holdings Ltd.

(Exact name of registrant as specified in its charter)

Nu Holdings Ltd.

(Translation of Registrant's name into English)

Campbells Corporate Services Limited, Floor 4, Willow House, Cricket Square, KY1-9010 Grand Cayman, Cayman Islands

+1 345 949 2648

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F (X) Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No (X)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nu Holdings Ltd.

By:	/s/ Jorg Friedemann
Jorg Friedemann Investor Relations Officer

Date:  August 13, 2024

Q2 2024
Earnings Presentation

Aug 13, 2024


R$ 150,00

Disclaimer

This presentation speaks at the date hereof and the Company is under no obligation to update or keep current the information contained in this presentation. Any information expressed herein is subject to change without notice. Any market or other third-party data included in this presentation has been obtained by the Company from third-party sources. While the Company has compiled and extracted the market data, it can provide no assurances of the accuracy and completeness of such information and takes no responsibility for such data.

This presentation contains forward-looking statements. All statements other than statements of historical fact contained in this presentation may be forward-looking statements and include, but are not limited to, statements regarding the Company's intent, belief or current expectations. These forward-looking statements are subject to risks and uncertainties, and may include, among others, financial forecasts and estimates based on assumptions or statements regarding plans, objectives and expectations. Although the Company believes that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to several risks and uncertainties and are made in light of information currently available, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including those risks and uncertainties included under the captions "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the prospectus dated December 8, 2021 filed with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act of 1933, as amended, and in our Annual Report on Form 20-F for the year ended December 31, 2023, which was filed with the Securities and Exchange Commission on April 19, 2024. The Company, its advisers and each of their respective directors, officers and employees disclaim any obligation to update the Company's view of such risks and uncertainties or to publicly announce the result of any revision to the forward-looking statements made herein, except where it would be required to do so under applicable law. The forward-looking statements can be identified, in certain cases, through the use of words such as "believe," "may," "might," "can," "could," "is designed to," "will," "aim," "estimate," "continue," "anticipate," "intend," "expect," "forecast", "plan", "predict", "potential", "aspiration," "should," "purpose," "belief," and similar, or variations of, or the negative of such words and expressions.

The financial information in this document includes forecasts, projections and other predictive statements that represent the Company's assumptions and expectations in light of currently available information. These forecasts, projections and other predictive statements are based on the Company's expectations and are subject to variables and uncertainties. The Company's actual performance results may differ. Consequently, no guarantee is presented or implied as to the accuracy of specific forecasts, projections or predictive statements contained herein, and undue reliance should not be placed on the forward-looking statements in this presentation, which are inherently uncertain.

In addition to IFRS financials, this presentation includes certain summarized, non-audited or non-IFRS financial information. These summarized, non-audited or non-IFRS financial measures are in addition to, and not a substitute for or superior to, measures of financial performance prepared in accordance with IFRS. References in this presentation to "R$" refer to the Brazilian Real, the official currency of Brazil.


Lucas Oliveira
Maria Almeida

Continued Growth of One of the World's Largest Digital Banking Platforms

Q2'24 Main Highlights

104.5MM
Customers +20.8M YoY
56% of Adult Population of Brazil
83% Monthly Activity Rate

US$ 2.8BN
Revenues +65% FXN YoY

US$ 1.4BN
Gross Profit +88% FXN YoY
Gross Profit Margin 48%

US$ 487.3MM
Net Income +134% FXN YoY
Annualized ROE 28%

US$ 562.5MM
Adj. Net Income +131% FXN YoY
Adj. Annualized ROE 33%



Customers (MM)
Brazil
Nu Mexico
Nu Colombia
0 0 0 0 0 0 0 0 1 1 1 1 2 2 2 3 4 4 5 6 8 11 16 20 24 26 30 33 37 42 48 54 60 65 70 75 79 84 89 94 99 105
2014
2017
2020
2021
2022
2023
2024

Note 1: Adult population market share is calculated as the Nu's Brazilian adult customers divided by the adult population of the country. Adult Population of the country is estimated from the 2023 Brazilian demographic census. **Note 2:** Adult population is defined as 18+ years for Brazil. **Note 3:** 'Activity Rate' is defined as monthly active customers divided by the total number of customers as of a specific date. **Note 4:** For additional detail on calculations of Adjusted Net Income please refer to the appendix Non-IFRS Financial measures and reconciliations. **Note 5:** Amounts are presented in US dollars and growth rates on an FX Neutral basis. For additional details on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations. **Note 6:** 'ROE' stands for Return on Equity. It is annualized and a non-GAAP measure. Refer to the appendix Non-IFRS Financial measures and reconciliations. **Source:** IBGE, Nu.

Nu Holdings' Profitability Momentum Continues Despite its Significant Excess Capital, Nu Holdings reaches an ROE of 28%

Financial Performance (US$MM)

Metrics	Q2'23	Q3'23	Q4'23	Q1'24	Q2'24
Revenues	1,869	2,137	2,405	2,736	2,849
YoY FXN	60%	53%	57%	64%	65%
Gross Profit	782	915	1,143	1,182	1,359
Margin	42%	43%	48%	43%	48%
Net Income (Loss)	225	303	361	379	487
Annualized ROE	17%	21%	23%	23%	28%
Adjusted Net Income (Loss)	263	356	396	443	563
Annualized ROE	19%	25%	26%	27%	33%

Note 1: 'ROE' stands for Return on Equity. It is annualized and a non-GAAP measure. Refer to the appendix Non-IFRS Financial measures and reconciliations. **Note 2:** Amounts are presented in US dollars and growth rates on an FX Neutral basis. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations. **Source:** Nu.

Q2'24 Results



Strong Customer Acquisition and Sustained Growth in Activity Rate



Customers (MM)
Customers YoY: +25%
Active Customers YoY: +27%
Active Customers (MM)
68.8
73.8
78.0
82.6
87.2
83.7
89.1
93.9
99.3
104.5
82.2%
82.8%
83.1%
83.2%
83.4%
Activity Rate (%)
Q2'23
Q3'23
Q4'23
Q1'24
Q2'24

Note 1: 'Active Customers' relates to all customers that have generated revenue over the last 30 calendar days, for a given measurement period. **Note 2:** 'Activity Rate' is defined as monthly active customers divided by the total number of customers as of a specific date. **Source:** Nu.

Compounding Effect of More Engagement and More Cross-sell Driving ARPAC Expansion

Active Customers Using NuAccount as their Primary Banking Account (%)



70% Jan-24 Jan-23 Jan-22 Jan-21 Jan-20 Jan-19
Total: 60%
60%
50%
40%
30%
20%
10%
0%
Months 1 5 9 13 17 21 25 29 33 37 41 45 49 53 57 61 65 69 73 77 81 85 89

Number of Products Per Active Customer



Average: 4.1
4.0
3.0
2.0
1.0
Q1'17
Q2'24
Months 1 5 9 13 17 21 25 29 33 37 41 45 49 53 57 61 65 69 73 77 81 85 89

Monthly ARPAC by Quarterly Cohort (US$ | FX Neutral)



US$ month/ customer
Avg. monthly ARPAC of US$11.2/month while more mature cohorts already reach ~US$25/month
For constant risk mix analysis, please refer to the Appendix.
$27 $26 $25 $24 $23 $22 $21 $20 $19 $18 $17 $16 $15 $14 $13 $12 $11 $10 $9 $8 $7 $6 $5 $4 $3 $2 $1 $0
Average: US$11.2
Q1'17
Q2'24
Months 1 5 9 13 17 21 25 29 33 37 41 45 49 53 57 61 65 69 73 77 81 85 89

Note 1: 'Primary banking account' refers to our relationship with those of our customers who had at least 50% of their post-tax monthly income transferred out of their NuAccount in any given month, excluding self-transfers. Percentage of customers with a primary banking relationship is calculated as active customers with a primary banking relationship as a percentage of total active customers that have been with Nu for more than 12 months. **Note 2:** 'Number of products per active customer' refers to the number of products used by an active customer. **Note 3:** 'ARPAC' stands for average revenue per active customer. 'Monthly ARPAC' is calculated as the average monthly revenue (total revenue divided by the number of months in the period) divided by the average number of individual active customers during the period (average number of individual active customers is defined as the average of the number of monthly active customers at the beginning of the period measured, and the number of monthly active customers at the end of the period). **Note 4:** The averages are calculated for the entire user base for each metric, respectively. **Note 5:** 'Active Customers Using NuAccount as their Primary Banking Account' and 'Number of Products Per Active Customer' are for Brazil only. **Source:** Nu.

Sustained Revenue Growth Fueled by Customer Acquisition and ARPAC Expansion


ARPAC (US$)
YoY: 30%
FXN
9.3
6%
FXN
10.0
6%
FXN
10.6
8%
FXN
11.4
6%
FXN
11.2
Q2'23
Q3'23
Q4'23
Q1'24
Q2'24


Revenues (US$MM)
YoY: 65%
FXN
1,869
13%
FXN
2,137
13%
FXN
2,405
15%
FXN
2,736
12%
FXN
2,849
Q2'23
Q3'23
Q4'23
Q1'24
Q2'24

Note 1: Amounts are presented in US dollars and growth rates on an FX Neutral basis. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations. **Note 2:** 'Average revenue per active customer' or 'ARPAC' is defined as the average monthly revenue (total revenue divided by the number of months in the period) divided by the average number of individual active customers during the period (average number of individual active customers is defined as the average of the number of monthly active customers at the beginning of the period measured, and the number of monthly active customers at the end of the period). **Source:** Nu.

Strong Performance for Both Credit Card and Lending Portfolios, with Lending Gaining More Relevance Over Time

Total Portfolio (US$BN)



Lending
Credit Cards
YoY: 49%
FXN
Credit Card: 39% FXN
Lending: 92% FXN
14.8
2.8
12.0
9% FXN
17% FXN
8% FXN
15.4
3.1
12.3
14% FXN
14% FXN
14% FXN
18.2
3.7
14.5
11% FXN
25% FXN
7% FXN
19.6
4.5
15.1
8% FXN
15% FXN
6% FXN
18.9
4.6
14.3
Q2'23
Q3'23
Q4'23
Q1'24
Q2'24

Total Portfolio (%)



Lending
Credit Cards
19%
81%
20%
80%
20%
80%
23%
77%
24%
76%
Q2'23
Q3'23
Q4'23
Q1'24
Q2'24

Note 1: Amounts are presented in US dollars and growth rates on an FX Neutral basis. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations. **Note 2:** All amounts are presented gross of provisions. **Source:** Nu.

Interest Earning Portfolio over Total Portfolio Continues to Surpass the Market as Nu Expands Financial Products and Features

Credit Card IEP Evolution
(% of Total Receivables – Brazil Only)



Nu Interest Earning Installments Balance
Nu Revolving Balance
Nu Non-Interest Earning Balance
Market Interest Earning Installments Balance
Market Revolving Balance
Market Non-Interest Earning Balance
74%
7%
19%
73%
16%
11%
Q2'23
72%
7%
21%
75%
15%
10%
Q3'23
71%
6%
23%
77%
12%
11%
Q4'23
68%
6%
26%
76%
12%
12%
Q1'24
66%
6%
28%
77%
12%
11%
Q2'24

Note 1: 'IEP' stands for Interest Earning Portfolio and accounts for all interest-bearing balances including all late balances. **Note 2:** All data presented is for Brazil only. **Note 3:** Nu Installments IEP includes 'boleto payments': allows customers to use their credit card for paying bills in installments; 'purchase financing': allows customers to transform existing credit card purchases in installments, directly in the app; 'PIX financing': allows customers to make PIX transactions using their credit card limit; and its respective past due balances. **Note 4:** Revolving includes all revolving balances (i.e.: customer makes the minimum payment in monthly billing cycle) and past due balances (excluding those in Note 3). **Note 5:** Market balances excludes Nu. **Source:** Nu, Brazilian Central Bank.

Sequential Increase of Secured and Unsecured Loan Origination



Originations (R$BN)
Brazil Only
Unsecured Lending
Secured Lending
YoY: 78%
BRL
7.3
0.1
7.2
6.1%
22%
BRL
200%
BRL
19%
BRL
8.9
0.3
8.6
6.8%
12%
BRL
233%
BRL
5%
BRL
10.0
1.0
9.0
6.4%
23%
BRL
70%
BRL
18%
BRL
12.3
1.7
10.6
6.2%
6%
BRL
6%
BRL
6%
BRL
13.0
1.8
11.2
6.3%
Credit Yield (%)
Q2'23
Q3'23
Q4'23
Q1'24
Q2'24

Note 1: Amounts are presented in Brazilian Reals. **Note 2:** Credit Yield is the average rate of the loans originated in the last month of each quarter. **Note 3:** Secured Lending includes Payroll Deductible Loans, FGTS Deductible Loan and INSS Deductible Loan. **Note 4:** Unsecured Lending includes both individuals and Small and Medium-sized Enterprises (SMEs). **Source:** Nu.

Robust Deposit Franchise Driven By Sustainable Volume Growth and Cost of Deposits Evolution Linked to Nu's Strategy in Mexico



Deposits (US$BN)
Brazil
Mexico
Colombia
YoY: 64%
FXN
18.0
0.1
17.9
80%
Q2'23
12%
FXN
87%
FXN
11%
FXN
19.1
0.2
18.9
80%
Q3'23
20%
FXN
518%
FXN
15%
FXN
23.7
1.0
22.7
80%
Q4'23
5%
FXN
119%
FXN
0%
FXN
24.3
2.3
22.0
84%
Q1'24
16%
FXN
61%
FXN
10%
FXN
25.2
0.2
3.3
21.7
87%
Q2'24
Cost of Deposits as a % of Interbank Rate

Note 1: Amounts are presented in US dollars and growth rates on an FX Neutral basis. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations. **Note 2:** Rates presented are calculated as the ratio between the interest expenses paid to customers in the period and the interest income of the same deposits yielding 100% of the respective interbank rate: Mexico ("TIIE"), Colombia ("IBR") and Brazil ("CDI"). **Source:** Nu, BCB, Banxico, Banrep.

Net Interest Income Expansion Driven by Growth of Interest Earning Portfolio

NII (US$MM) & NIM (%)


YoY: 77%
FXN
1,046.8
13%
FXN
1,195.0
13%
FXN
1,345.7
21%
FXN
1,619.5
14%
FXN
1,718.1
18.3%
18.8%
18.3%
19.5%
19.8%
Q2'23
Q3'23
Q4'23
Q1'24
Q2'24
NIM
(%)

Note 1: 'NII' stands for Net Interest Income and is calculated as interest income and gains (losses) on financial instruments minus interest and other financial expenses. **Note 2:** 'NIM' stands for Net Interest Margin, is annualized, and is the ratio between NII in the numerator and the denominator is defined as the following average balance sheet metrics: i) Cash and cash equivalents ii) Financial assets at fair value through profit or loss iii) Financial assets at fair value through OCI iv) Compulsory deposits at central banks v) Credit Card interest-earning portfolio vi) Loans to customers (gross) vii) Interbank transactions viii) Other receivables ix) Other financial assets at amortized cost x) Securities. **Note 3:** Amounts are presented in US dollars and growth rates on an FX Neutral basis. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations. **Source:** Nu.

Stable Cost to Serve Underscores Operating Leverage Potential



Cost to Serve per Active Customer (US$)
YoY: 24%
FXN
Adjusted by one-off: 19%
0.8
10%
FXN
5%
FXN
adjusted
0.9
4%
FXN
0.9
0%
FXN
0.9
8%
FXN
0.9
Q2'23
Q3'23
Q4'23
Q1'24
Q2'24

Note 1: Amounts are presented in US dollars and growth rates on an FX Neutral basis. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations. **Note 2:** 'Cost to serve' is defined as the monthly average of the sum of transactional expenses, customer support and operations expenses (sum of these expenses in the period divided by the number of months in the period) divided by the average number of individual active customers during the period (average number of individual active customers is defined as the average of the number of monthly active customers at the beginning of the period measured, and the number of monthly active customers at the end of the period). **Note 3:** Q2'23 one-off adjustment was related to network reimbursements in Mexico. **Source:** Nu.

Sustained Gross Profit Growth and Margin Expansion



Gross Profit (US$MM)
YoY: 88%
FXN
782.0
16%
FXN
914.8
26%
FXN
1,143.2
4%
FXN
1,181.6
23%
FXN
1,359.4
41.8%
42.8%
47.5%
43.2%
47.7%
Gross Profit Margin (%)
Q2'23
Q3'23
Q4'23
Q1'24
Q2'24

Note 1: Amounts are presented in US dollars and growth rates on an FX Neutral basis. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations. **Source:** Nu.

Strong Track Record of Driving Operating Leverage as Business Scales

Efficiency



NII + F&C (US$MM)
Costs (US$MM)
Efficiency Ratio
91.6%
72.7%
72.3%
75.8%
65.6%
58.2%
55.1%
47.4%
39.0%
35.4%
35.0%
36.0%
32.1%
32.0%
213.3
(195.3)
278.9
(202.7)
379.5
(274.3)
459.0
(347.8)
604.2
(396.2)
750.0
(436.1)
847.0
(466.4)
1,043.0
(494.0)
1,178.5
(460.1)
1,415.2
(500.8)
1,599.1
(560.1)
1,799.3
(646.9)
2,075.2
(665.9)
2,183.5
(698.3)
22% FXN
-3% FXN
38% FXN
37% FXN
29% FXN
35% FXN
19% FXN
3% FXN
22% FXN
8% FXN
19% FXN
13% FXN
22% FXN
5% FXN
11% FXN
-9% FXN
16% FXN
6% FXN
12% FXN
9% FXN
13% FXN
16% FXN
16% FXN
4% FXN
13% FXN
13% FXN
Q1'21
Q2'21
Q3'21
Q4'21
Q1'22
Q2'22
Q3'22
Q4'22
Q1'23
Q2'23
Q3'23
Q4'23
Q1'24
Q2'24

Note 1: 'NII' stands for Net Interest Income and is calculated as Interest Income and gains (losses) on financial instruments minus Interest and other financial expenses. **Note 2:** 'F&C' stands for Fee and Commission Income. **Note 3:** 'Costs' include transactional costs and operating expenses. **Note 4:** Efficiency Ratio is defined as Total Operating Expenses plus Transactional Expenses divided by NII and Fees and Commission Income. **Note 5:** Q4'22 Efficiency Ratio and Costs exclude the effect of the one-time non-cash recognition of the 2021 CSA termination. Unadjusted Efficiency Ratio was 81%, and Unadjusted Costs was US$849.6 million. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations. **Source:** Nu.

Best-In-Class Cost Structure Lays Foundation for Sustainable Long-Term Differentiation

The Four Cost Pillars of Retail Financial Services

COST TO ACQUIRE	COST TO SERVE	COST OF RISK	COST OF FUNDING
$7 Per Customer	**<$1** Monthly Avg. per Active Customer	**7.0%** Consumer Finance Delinquency Rate	**$25.2Bn** Deposits
$2 is paid marketing	**~85%** lower than incumbents	**~10%** lower than Brazilian industry	**~87%** of Interbank Rate

Driving sustainable competitive advantages against both incumbents and fintechs

Note 1: Cost to Acquire and Cost to Serve consider consolidated figures. Cost of Risk and Cost of Funding for Brazil only. **Note 2:** Cost of Risk comparison versus the Market is done on a like-for-like basis, using Nu under the old write-off methodology versus the Brazilian system adjusted by the same income distribution of Nu's portfolio on a lagged basis (e.g. adjusted by growth). **Note 3:** Cost of Funding is calculated as the ratio between the interest expenses paid to customers in the period and the interest expense of the same deposits yielding 100% of the respective interbank rate: Mexico ("TIIE"), Colombia ("IBR") and Brazil ("CDI"). **Note 4:** Cost to Acquire is presented from January 2019 until June 2024 on an FX neutral basis and consists of the following expenses: printing and shipping of a card, credit data costs (primarily consisting of credit bureau costs) and paid marketing. For additional detail on FX calculations please refer to the appendix Non-IFRS Financial measures and reconciliations. **Source:** Brazilian Central Bank, Company reports, Nu.

Driving Sustained Growth in Both Net Income and Adjusted Net Income



Net Income (US$MM)
Adjusted Net Income YoY: +131%
Adj. Net Income (MM)
Adj. Net Income Margin (%)
262.7
14%
355.6
17%
395.8
17%
442.7
16%
562.5
20%
YoY: 134%
FXN
224.9
12%
34% FXN
303.0
14%
20% FXN
360.9
15%
6% FXN
378.8
14%
38% FXN
487.3
17%
Net Income Margin (%)
Q2'23
Q3'23
Q4'23
Q1'24
Q2'24

Note 1: Amounts are presented in US dollars and growth rates on an FX Neutral basis. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations. Source: Nu.

Q2'24
Credit Underwriting


Lucas Oliveira
nu

Delinquency Ratios Tracking Expectations

15-90 NPLs

Brazil Consumer Credit Portfolio


2.5%
3.1%
3.0%
2.6%
2.3%
3.0%
2.6%
2.5%
2.2%
3.4%
2.2%
1.2%
1.3%
2.4%
2.2%
2.3%
2.6%
3.7%
3.7%
4.2%
3.7%
4.4%
4.3%
4.2%
4.1%
5.0%
4.5%
Q4'17 Q1'18 Q2'18 Q3'18 Q4'18 Q1'19 Q2'19 Q3'19 Q4'19 Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Q2'21 Q3'21 Q4'21 Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q2'24

90+ NPLs

Brazil Consumer Credit Portfolio


5.0%
4.9%
5.1%
5.6%
5.1%
5.1%
5.1%
5.0%
4.5%
5.0%
6.2%
5.2%
3.7%
3.0%
3.0%
3.2%
3.1%
3.5%
4.1%
4.7%
5.2%
5.5%
5.9%
6.1%
6.1%
6.3%
7.0%
Q4'17 Q1'18 Q2'18 Q3'18 Q4'18 Q1'19 Q2'19 Q3'19 Q4'19 Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Q2'21 Q3'21 Q4'21 Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q2'24

Note 1: Includes both credit card and lending excluding SMEs (Small and Medium-sized Enterprises). **Note 2:** 'NPL' is a nonperforming loan. **Note 3:** In Q2'22, we reviewed and changed our write-off methodology for recovery of the contractual cash-flows of NPLs arising from unsecured lending from 360+ days to 120+ days. Figures consider this change. Our write-off methodology for credit cards remained unchanged at 360+ days. **Note 4:** Information presented for Brazil only. **Source:** Nu, BCB.

Normalized Delinquency Ratios Illustrate the Impacts of Risk Expansions

15-90 NPLs

Brazil Consumer Credit Portfolio



Actual
Without expansions
Intentional risk expansion
2.5% 3.1% 3.0% 2.6% 2.3% 3.0% 2.6% 2.5% 2.2% 3.4% 2.2% 1.2% 1.3% 2.4% 2.2% 2.3% 2.6% 3.7% 3.7% 4.2% 3.7% 4.4% 4.3% 4.1% 5.0% 4.5% 3.7%
Q4'17 Q1'18 Q2'18 Q3'18 Q4'18 Q1'19 Q2'19 Q3'19 Q4'19 Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Q2'21 Q3'21 Q4'21 Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q2'24

90+ NPLs

Brazil Consumer Credit Portfolio



Intentional risk expansion
5.0% 4.9% 5.1% 5.6% 5.1% 5.1% 5.1% 5.0% 4.5% 5.0% 6.2% 5.2% 3.7% 3.0% 3.0% 3.2% 3.1% 3.5% 4.1% 4.7% 5.2% 5.5% 5.9% 6.1% 6.1% 6.3% 7.0% 6.2%
Q4'17 Q1'18 Q2'18 Q3'18 Q4'18 Q1'19 Q2'19 Q3'19 Q4'19 Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Q2'21 Q3'21 Q4'21 Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q2'24

Note 1: Includes both credit card and lending excluding SMEs (Small and Medium-sized Enterprises). **Note 2:** 'NPL' is a nonperforming loan. **Note 3:** In Q2'22, we reviewed and changed our write-off methodology for recovery of the contractual cash-flows of NPLs arising from unsecured lending from 360+ days to 120+ days. Figures consider this change. Our write-off methodology for credit cards remained unchanged at 360+ days. **Note 4:** Information presented for Brazil only. **Note 5:** Normalized figures as Dec-22 portfolio snapshot. **Note 6:** Products and features that are being normalized includes lending, secured cards, pix and boleto financing, refinance, purchase financing and cash in. **Source:** Nu, BCB.

NPL Ratios Over IEP Balance Imply Stable Credit Risk Through the Product Cycle

15-90 NPLs Over IEP Balance

Brazil Consumer IEP



19.9%
13.0%
7.9%
8.8%
12.8%
10.0%
8.6%
8.4%
10.7%
10.7%
12.1%
10.7%
11.3%
10.4%
9.7%
9.4%
10.3%
8.9%
Q1'20
Q2'20
Q3'20
Q4'20
Q1'21
Q2'21
Q3'21
Q4'21
Q1'22
Q2'22
Q3'22
Q4'22
Q1'23
Q2'23
Q3'23
Q4'23
Q1'24
Q2'24

90+ NPLs Over IEP Balance

Brazil Consumer IEP



28.8%
36.8%
35.5%
25.4%
15.6%
13.6%
11.9%
10.2%
10.0%
12.1%
13.6%
15.1%
14.1%
14.3%
14.1%
13.9%
12.9%
13.9%
Q1'20
Q2'20
Q3'20
Q4'20
Q1'21
Q2'21
Q3'21
Q4'21
Q1'22
Q2'22
Q3'22
Q4'22
Q1'23
Q2'23
Q3'23
Q4'23
Q1'24
Q2'24

Note 1: Includes credit card revolving, credit card financing, unsecured lending and secured lending, excluding SMEs (Small and Medium-sized Enterprises). **Note 2:** 'IEP' stands for Interest Earning Portfolio and accounts for all interest-bearing balances including all late balances. **Note 3:** 'NPL' is a nonperforming loan. **Note 4:** In Q2'22, we reviewed and changed our write-off methodology for recovery of the contractual cash-flows of NPLs arising from unsecured lending from 360+ days to 120+ days. Figures consider this change. Our write-off methodology for credit cards remained unchanged at 360+ days. **Note 5:** Information presented for Brazil only. **Source:** Nu.

RAM Demonstrates Increasing Economics Per Unit of Credit Risk

RAM Over Balance



Brazil Consumer Credit Portfolio
Actual
Without expansions
Intentional risk expansion
11.8%
9.3%
10.3%
10.9%
11.7%
13.2%
12.7%
14.1%
15.7%
19.6%
18.9%
21.8%
13.6%
Q3'21
Q4'21
Q1'22
Q2'22
Q3'22
Q4'22
Q1'23
Q2'23
Q3'23
Q4'23
Q1'24
Q2'24

Note 1: Includes both credit card and lending, excluding SMEs (Small and Medium-sized Enterprises). **Note 2:** Information presented for Brazil only. **Note 3:** Normalized figures as Dec-22 portfolio snapshot. **Note 4:** 'RAM' stands for 'Risk Adjusted Margin', and is the quarterly figure annualized. It is calculated by dividing Total Revenues (Interest Income and Fee and Commission Income) net of Sales Taxes, Interest Expenses, Transactional Expenses and CLA (Credit Loss Allowances) by Average Total Gross Receivables in the period. **Note 5:** Products and features that are being normalized includes lending, secured cards, pix and boleto financing, refinance, purchase financing and cash in. **Source:** Nu, BCB.

Risk-Adjusted NIM Expansion Demonstrates Effective Pricing for Marginal Risk

Credit Loss Allowance & Risk Adj. NIM



590.4
5% FXN
627.5
-5% FXN
592.5
41% FXN
830.7
-2% FXN
759.8
Risk Adj. NIM (%)
8.0%
9.0%
10.2%
9.5%
11.0%
Q2'23
Q3'23
Q4'23
Q1'24
Q2'24

Note 1: 'CLA' stands for Credit Loss Allowance Expenses. **Note 2:** 'Risk Adj. NIM' stands for Risk Adjusted Net Interest Margin, is annualized, and is calculated by dividing NII (Net Interest Income) net of CLA (Credit Loss Allowance) by Interest Earning Assets defined as the following average balance sheet metrics: i) Cash and cash equivalents; ii) Financial assets at fair value through profit or loss; iii) Financial assets at fair value through other comprehensive income; iv) Compulsory deposits at central banks; v) Credit Card interest-earning portfolio; vi) Loans to customers (gross); vii) Interbank transactions; viii) Other receivables; ix) Other financial assets at amortized cost; and x) Securities. **Note 3:** The amount of CLA is related to the Credit Loss Allowance net of Recoveries. **Source:** Nu.

Wrapping up



Unique Set of Attributes Capable of Transforming Nu into the Largest Consumer Technology Platform in Latin America

	Brand	One of the most valuable and loved brands in Latin America, strengthened by one of the largest NPS of any company in the region
	Scale	One of the largest consumer bases of Latin America, which enables us to have one of the lowest cost structures in the industry
	Data	Large scale, coupled with sophisticated data analysis infrastructure, which could provide competitive advantages in ML and AI applications
	Talent	The strongest technology and product team in Latin America
	Culture	Strong values that drive long-term strategy and decision-making process

Source: Nu.

The Strongest Technology and Product Teams in Latin America Paving the Way for Platform Shift

Our talent competitive advantage will be critical to seize the AI opportunity

First decade **Best App and Digital Product**	**Unique in Latam** global footprint in tech talent *(59 nationalities)*	**Talent dedicated to tech and analytics** *(> 50% of the company)*	**Proprietary and scalable platforms** on core banking, card processing and databases *(1.4BN Pix transactions per month)*
Next decade **AI as the New Platform**	**Predictive analytics** to offer personalized user experiences *(+30K data points on each active customer)*	**Automation** to better allocate our people and to provide faster and more accurate services *(8 terabytes of new data analysis per day)*	**hyperplane acquisition** high caliber AI professionals to fast-track developments


nu

Source: Nu.

Brand Equity Across Borders

One of the most valuable and loved brands in Latin America, strengthened by:

Trust | **Quality of Service** | **Low Prices**

Deposits (US$MM)

Mexico


Fintech 1
Fintech 2
Fintech 3
Nu Mex
3,500
3,000
2,500
2,000
1,500
1,000
500
0
Dec 22
Mar 24
Jun 24

Colombia


Fintech 1
Fintech 2
Fintech 3
Fintech 4
Nu Col
250
200
150
100
50
0
Mar 24
Jun 24

Note 1: Superintendencia Financiera de Colombia data available only up to may-24. **Source:** Nu, CNBV, Superintendencia Financiera de Colombia, Companies reports.

Q&A


R$ 238,16
Histórico



appendix

Our Model Powers Our Earnings Generating Formula

Rapidly Growing Customer Base		Increasing Revenue Per Customer		Low Cost Operating Platform		Substantial Earnings Power
ACTIVE CUSTOMERS	×	**ARPAC**	−	**COST TO SERVE**	=	nu

A Business Model That Drives Multi-Product Growth



Active Customers
87.2MM
+ 27% YoY

Active Consumer Credit Card Customers
41.8MM
+ 13% YoY

Active Investments Customers
18.5MM
+ 78% YoY

Pix and Boleto Financing Active Customers
15.5MM
+ 61% YoY

Active NuAccounts
77.5MM
+ 30% YoY

Active Unsecured Lending Customers
8.7MM
+ 30% YoY

Active SME Accounts
2.6MM
+ 44% YoY

Active Insurance Policies
1.9MM
+ 73% YoY

Note 1: 'Active Customers' relates to all customers that have generated revenue over the last 30 calendar days, for a given measurement period for each product mentioned, respectively. **Note 2:** 'Pix and Boleto Financing Active Customers' refers to the customers that have used the product in the last 30 days. **Source:** Nu.

Purchase Volume Growth Remains Strong YoY

Purchase Volume (US$BN)



Prepaid/Debit Cards
Credit Cards
YoY: 29%
FXN
Credit Card: 28% FXN
Prepaid/Debit Card: 29% FXN
26.3
9.2
17.1
9% FXN
11% FXN
9% FXN
28.9
10.2
18.7
13% FXN
17% FXN
11% FXN
32.6
11.9
20.7
-4% FXN
-7% FXN
-2% FXN
31.1
10.9
20.2
8% FXN
8% FXN
8% FXN
31.3
11.0
20.3
Q2'23
Q3'23
Q4'23
Q1'24
Q2'24

Purchase Volume per Customer (US$)



FXN US$ month/ customer
For constant risk mix analysis, please refer to Adj. Purchase Volume slide
$350
$300
$250
$200
$150
$100
$50
$0
Months
1 5 9 13 17 21 25 29 33 37 41 45 49 53 57 61 65 69 73 77 81 85 89
Q1'17
Q2'24

Note 1: Amounts are presented in US dollars and growth rates and Purchase Volume per Customer on an FX Neutral basis. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations. **Note 2:** The average represents the average monthly purchase volume per customer defined as the total purchase volume of the period divided by the number of months in the period and divided by the average number of individual customers during the period (average number of individual customers is defined as the average of the number of monthly customers at the beginning of the period measured, and the number of monthly customers at the end of the period). **Note 3:** Purchase volume is defined as the total value of transactions that are authorized through our credit, debit and pre-paid cards; it does not include other payment methods that we offer such as PIX, a payment system that allows real-time payments and transfers launched by the Central Bank of Brazil, or WhatsApp payments. **Source:** Nu.

Consistent Growth and ARPAC Acceleration Across All Cohorts Adjusted By Constant Risk Mix

Adj. Purchase Volume (US$)
per Customer


FXN US$ month/ customer
Brazil Only
$450
$400
$350
$300
$250
$200
$150
$100
$50
$0
1 5 9 13 17 21 25 29 33 37 41 45 49 53 57 61 65 69 73 77 81 85 89
Q1'17
Q2'24

Adj. ARPAC (US$)


FXN US$ month/ customer
Brazil Only
$25
$20
$15
$10
$5
$0
1 5 9 13 17 21 25 29 33 37 41 45 49 53 57 61 65 69 73 77 81 85 89
Q1'17
Q2'24

Note 1: Amounts are presented on an FX neutral basis. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations. **Note 2**: All numbers presented here are for Brazil only. **Note 3**: Constant risk mix is defined as constant weight of initial risk bands across all cohorts using Q1'17 as base. **Source:** Nu.

Comfortable Capital and Liquidity Positions

Capital Position (US$Bn)



Nu Holdings Cash & Equivalents
Capital Excess
Capital Requirement
1.7x
3.3
1.5
1.8
5.7
2.4
1.5
1.8
Capital in our Geos
Nu Holdings

Liquidity Position (US$Bn)



LDR
39%
9.8
25.2
Interest Earning Portfolio
Total Deposits

Note 1: Brazil figures consider the Capital Adequacy Ratio (CAR) requirement of 8.75%, applicable to the conglomerate led by Nu Pagamentos S.A. as of June 2024, according to BCB Resolution No. 200/22. Mexico's figures consider the NICAP required for a SOFIPO type 4, equivalent to a Capital Adequacy ratio of 10.5%; Colombia's figures consider a minimum Capital Adequacy Ratio of 10.5%, applicable to Nu Financiera, as a regulated entity. **Note 2:** 'LDR' stands for Loan to Deposit Ratio. **Source:** Nu.

Formation Ratios Tracking Expectations

NPL Formation

Brazil Consumer Credit Portfolio



Actual
Without expansions
2.5%
2.9%
2.6%
1.9%
2.0%
1.9%
1.6%
1.6%
2.6%
1.1%
0.4%
0.9%
1.8%
1.7%
1.6%
2.1%
2.9%
3.0%
3.2%
2.9%
3.2%
3.0%
3.0%
3.3%
3.9%
3.2%
Q2'18
Q3'18
Q4'18
Q1'19
Q2'19
Q3'19
Q4'19
Q1'20
Q2'20
Q3'20
Q4'20
Q1'21
Q2'21
Q3'21
Q4'21
Q1'22
Q2'22
Q3'22
Q4'22
Q1'23
Q2'23
Q3'23
Q4'23
Q1'24
Q2'24

Stage 3 Formation

Brazil Consumer Credit Portfolio



2.5%
2.9%
2.7%
1.9%
2.0%
1.9%
2.0%
1.6%
2.6%
1.1%
0.4%
0.9%
2.0%
1.9%
1.7%
2.3%
3.1%
3.2%
3.4%
3.1%
3.4%
3.3%
3.4%
3.7%
4.2%
3.5%
Q2'18
Q3'18
Q4'18
Q1'19
Q2'19
Q3'19
Q4'19
Q1'20
Q2'20
Q3'20
Q4'20
Q1'21
Q2'21
Q3'21
Q4'21
Q1'22
Q2'22
Q3'22
Q4'22
Q1'23
Q2'23
Q3'23
Q4'23
Q1'24
Q2'24

Note 1: Includes both credit card and lending, excluding SMEs (Small and Medium-sized Enterprises). **Note 2:** 'NPL' is a nonperforming loan. **Note 3:** In Q2'22, we reviewed and changed our write-off methodology for recovery of the contractual cash-flows of NPLs arising from unsecured lending from 360+ days to 120+ days. Figures consider this change. Our write-off methodology for credit cards remained unchanged at 360+ days. **Note 4:** Information presented for Brazil only. **Note 5:** Normalization used in this calculation follows similar principles of those adopted in this presentation for NPL and RAM, with the additional adjustments in this case of write-offs, which vary in methodology for credit cards (360 days) and personal loans (120 days) according to our IFRS accounting principles **Source:** Nu.

Coverage Ratios Reflect NPL Dynamics

Coverage Ratio Over Total Balance

Brazil Consumer Credit Portfolio



6.2%
6.6%
6.3%
5.5%
6.0%
8.8%
8.7%
7.7%
9.0%
8.6%
7.9%
7.4%
7.8%
7.2%
7.5%
8.1%
9.1%
9.7%
10.6%
10.9%
11.6%
12.6%
13.5%
13.7%
14.4%
14.8%
Q1'18
Q2'18
Q3'18
Q4'18
Q1'19
Q2'19
Q3'19
Q4'19
Q1'20
Q2'20
Q3'20
Q4'20
Q1'21
Q2'21
Q3'21
Q4'21
Q1'22
Q2'22
Q3'22
Q4'22
Q1'23
Q2'23
Q3'23
Q4'23
Q1'24
Q2'24

Coverage Ratio Over NPL 90+

Brazil Consumer Credit Portfolio



120.7%
123.2%
113.4%
109.6%
118.4%
173.0%
174.6%
170.0%
180.3%
139.3%
150.7%
199.0%
262.6%
242.5%
238.0%
257.5%
263.9%
235.2%
223.0%
208.6%
213.3%
213.9%
222.2%
225.4%
229.1%
210.7%
Q1'18
Q2'18
Q3'18
Q4'18
Q1'19
Q2'19
Q3'19
Q4'19
Q1'20
Q2'20
Q3'20
Q4'20
Q1'21
Q2'21
Q3'21
Q4'21
Q1'22
Q2'22
Q3'22
Q4'22
Q1'23
Q2'23
Q3'23
Q4'23
Q1'24
Q2'24

Note 1: Includes both credit card and lending, excluding SMEs (Small and Medium-sized Enterprises). **Note 2:** The information presented is for Brazil only. **Note 3:** In Q2'22, we reviewed and changed our write-off methodology for recovery of the contractual cash-flows of NPLs arising from unsecured lending from 360+ days to 120+ days. Figures consider this change. Our write-off methodology for credit cards remained unchanged at 360+ days. **Note 4:** "NPL" is a nonperforming loan. **Source:** Nu.

Portfolio Growth Continues to be the Main Factor of Provision Balance Increase

Provisions Bridge (US$MM, FXN)



2,634
412
(110)
2,936
Q1'24 ECL
Growth
Other
Q2'24 ECL

Note 1: The information presented is for Nu Holdings and includes both credit card and lending provision balance. **Note 2:** Amounts presented in FX neutral. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations.. **Note 3:** 'ECL' stands for Expected Credit Losses. **Source:** Nu.

Loan Portfolio (FX Neutral) (1/2)

Steady Credit Book Expansion

Total Portfolio (FXN US$BN)



Lending
Credit Card IEP
Credit Card non-IEP
YoY: 49%
FXN
Lending: 92% FXN
Credit Card IEP: 73% FXN
Credit Card non-IEP: 25% FXN
12.7
2.4
3.0
7.3
Q2'23
9% FXN
17% FXN
7% FXN
8% FXN
13.9
2.8
3.2
7.9
Q3'23
14% FXN
14% FXN
22% FXN
10% FXN
15.8
3.2
3.9
8.7
Q4'23
11% FXN
25% FXN
18% FXN
2% FXN
17.5
4.0
4.6
8.9
Q1'24
8% FXN
15% FXN
13% FXN
2% FXN
18.9
4.6
5.2
9.1
Q2'24

Note 1: Both amounts and growth rates are presented an FX Neutral basis. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations. **Note 2:** All amounts are presented gross of provisions. **Note 3:** 'IEP' stands for Interest Earning Portfolio and accounts for all interest-bearing balances including all late balances. **Source:** Nu.

Loan Portfolio (FX Neutral) (2/2)

Steady Credit Book Expansion

Total Portfolio (FXN US$BN)



Lending
Credit Card IEP
Credit Card non-IEP
YoY: 49%
FXN
Lending: 92% FXN
Credit Card IEP: 73% FXN
Credit Card non-IEP: 25% FXN
12.7
2.4
3.0
7.3
Q2'23
9% FXN
17% FXN
8% FXN
13.9
2.8
3.2
7.9
Q3'23
14% FXN
14% FXN
14% FXN
15.8
3.2
3.9
8.7
Q4'23
11% FXN
25% FXN
7% FXN
17.5
4.0
4.6
8.9
Q1'24
8% FXN
15% FXN
6% FXN
18.9
4.6
5.2
9.1
Q2'24

Note 1: Both amounts and growth rates are presented an FX Neutral basis. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations. **Note 2:** All amounts are presented gross of provisions. **Note 3:** 'IEP' stands for Interest Earning Portfolio and accounts for all interest-bearing balances including all late balances. **Source:** Nu.

Non-IFRS Financial Measures and Reconciliations

This presentation includes financial measures defined as "non-IFRS financial measures" by the SEC, including: Adjusted Net Income and certain FX Neutral measures and provides reconciliations to the most directly comparable IFRS financial measure. A non-IFRS financial measure is generally defined as a numerical measure of historical or future financial performance or financial position that purports to measure financial performance but excludes or includes amounts that would not be so adjusted in the most comparable IFRS measure. These non-IFRS financial measures are in addition to, and not a substitute for or superior to, measures of financial performance prepared in accordance with IFRS.

Adjusted Net Income is defined as profit (loss) attributable to shareholders of the parent company for the period, adjusted for the expenses and allocated tax effects on share-based compensation.

Adjusted Net Income is presented because management believes that this non-IFRS financial measure can provide useful information to investors, securities analysts and the public in their review of the operating and financial performance of the Company, although it is not calculated in accordance with IFRS or any other generally accepted accounting principles and should not be considered as a measure of performance in isolation. Nu also uses Adjusted Net Income as a key profitability measure to assess the performance of the business. Nu believes Adjusted Net Income is useful to evaluate operating and financial performance for the following reasons:

- Adjusted Net Income is widely used by investors and securities analysts to measure a company's operating performance without regard to items that can vary substantially from company to company and from period to period, depending on their accounting and tax methods, the book value and the market value of their assets and liabilities, and the method by which their assets were acquired; and
- Non-cash equity grants made to executives, employees or consultants at a certain price and point in time, and their hedge accounting effects for the corporate tax and social wages and their income tax effects, do not necessarily reflect how the business is performing at any particular time and the related expenses (and their subject impacts in the market value of assets and liabilities) are not key measures of core operating performance.

Adjusted Net Income is not a substitute for Net Income, which is the IFRS measure of earnings. Additionally, the calculation of Adjusted Net Income (Loss) may be different from the calculation used by other companies, including competitors in the technology and financial services industries, because other companies may not calculate these measures in the same manner as we do, and therefore, measure may not be comparable to those of other companies.

Non-IFRS Financial Measures and Reconciliations

Adjusted Net Income

Nu Holdings - Consolidated	As reported For the three months ended June 30,	
Adjusted Net Income (US$ million)	**2024**	**2023**
Profit attributable to shareholders of the parent company	487.3	224.9
Share-based compensation	124.3	87.0
Allocated tax effects on share-based compensation	(43.9)	(28.8)
Hedge of the tax effects on share-based compensation	(5.2)	(20.4)
Adjusted Net Income for the period	**562.5**	**262.7**

Source: Nu.

Non-IFRS Financial Measures and Reconciliations

Q4'22 and FY22 Metrics adjusted by the CSA cancellation

Nu Holdings - Consolidated	**December 31, 2022**		
US$ million	**As presented in the financial statements**	**CSA termination adjustment**	**As presented in the earnings presentation**
Net income (loss) – for the three-month period ended	(297.6)	355.6	58.0
Net income (loss) – for the year ended	(364.6)	355.6	(9.1)
Costs – for the three-month period ended	(849.6)	355.6	(494.0)
Total operating expenses – for the three-month period ended	(800.1)	355.6	(444.5)
Total operating expenses – for the year ended	(1,972.0)	355.6	(1,616.4)

Nu Holdings - Consolidated	**December 31, 2022**		
	Calculated using financial statements	**CSA termination adjustment**	**As presented in the earnings presentation**
Efficiency ratio – for the three-month period ended	81.5%	(34.1)%	47.4%

Note 1: Efficiency Ratio is defined as Total Operating Expenses plus Transactional Expenses divided by NII (Net Interest Income) and Fees and Commission Income. **Note 2:** Costs include transactional costs and operating expenses. **Source:** Nu.

Non-IFRS Financial Measures and Reconciliations

Equity and Annualized ROE/Adjusted ROE

US$ million	Reconciliation - ROE				
Nu Holdings - Consolidated	**Q2'23**	**Q3'23**	**Q4'23**	**Q1'24**	**Q2'24**
Total equity at the end of the period	5,644.6	5,889.3	6,406.4	6,802.7	6,923.4
Net Income for the period	224.9	303.0	360.9	378,8	487.2
Adjusted Net Income for the period	262.7	355.6	395.8	442,7	562.5
Annualized ROE	**17%**	**21%**	**23%**	**23%**	**28%**
Annualized Adjusted ROE	**19%**	**25%**	**26%**	**27%**	**33%**

Note 1: 'ROE' stands for Return on Equity. It is annualized. **Source:** Nu.

Non-IFRS Financial Measures and Reconciliations

FX Neutral measures are prepared and presented to eliminate the effect of foreign exchange, or "FX," volatility between the comparison periods, allowing management and investors to evaluate financial performance despite variations in foreign currency exchange rates, which may not be indicative of core operating results and business outlook.

FX Neutral measures are presented because management believes that these non-IFRS financial measures can provide useful information to investors, securities analysts and the public in their review of operating and financial performance, although they are not calculated in accordance with IFRS or any other generally accepted accounting principles and should not be considered as a measure of performance in isolation.

The FX Neutral measures were calculated to present what such measures in preceding periods would have been had exchange rates remained stable from these preceding periods until the date of the Company's most recent financial information.

The FX Neutral measures for the three months ended June 30, 2023 were calculated by multiplying the as reported amounts of Adjusted Net Income and the key business metrics for such period by the average Brazilian reais /U.S. dollars exchange rate for the three months ended June 30, 2023 (R$4.9430 to US$1.00) and using such results to re-translate the corresponding amounts back to U.S. dollars by dividing them by the average Brazilian reais/U.S. dollars exchange rate for the three months ended June 30, 2024 (R$5.3445 to US$1.00), so as to present what certain of statement of profit and loss amounts and key business metrics would have been had exchange rates remained stable from this past period until the three months ended June 30, 2024.

The average Brazilian reais/U.S. dollars exchange rates were calculated as the average of the month-end rates for each month in the three months ended June 30, 2024 and 2023 as reported by Bloomberg.

FX Neutral measures for deposits and interest-earning portfolio were calculated by multiplying the as reported amounts as of each date, by the spot Brazilian reais/U.S. dollars exchange rates as of each date and using such results to re-translate the corresponding amounts back to U.S. dollars by dividing them by using the spot rate as of June 30, 2024 (R$5.5941 to US$1.00) so as to present what these amounts would have been had exchange rates been the same on June 30, 2023. The Brazilian reais/U.S. dollars exchange rates were calculated using rates as of such dates as reported by Bloomberg.

Non-IFRS Financial Measures and Reconciliations

FX Rates - On a monthly basis, Nu translates its subsidiaries figures from their individual functional currency into Nu Holdings functional currency, the U.S. Dollars ("US$"), following the requirements of IAS 21 "The Effects of Changes in Foreign Exchange Rates". The functional currency of the Brazilian operating entities is the Brazilian Real ("R$"), of the Mexican entities is the Mexican Peso ("MXN"), and of the Colombian entities is the Colombian Peso ("COP").

As of January 31, 2024, income statement figures were divided by the average FX Rate of the month (R$ 4.9157, MXN 17.0776 and COP 3,919.7314 to US$ 1.00) and balance sheet figures were divided by the last price FX rate of the month (R$ 4.9554, MXN 17.2133 and COP 3,915.9800 to US$ 1.00).

As of February 29, 2024, income statement figures were divided by the average FX Rate of the month (R$ 4.9632, MXN 17.0855 and COP 3,930.5262 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 4.9703, MXN 17.0542 and COP 3,926.0500 to US$ 1.00).

As of March 31, 2024, income statement figures were divided by the average FX Rate of the month (R$ 4.9797, MXN 16.7634 and COP 3,901.2955 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 5.0145, MXN 16.5586 and COP 3,859.4300 to US$ 1.00).

As of April 30, 2024, income statement figures were divided by the average FX Rate of the month (R$ 5.1267, MXN 16.7992 and COP 3,866.3541 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 5.1936, MXN 17.1402 and COP 3,921.7400 to US$ 1.00).

As of May 31, 2024, income statement figures were divided by the average FX Rate of the month (R$ 5.1356, MXN 16.8084 and COP 3,866.1114 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 5.2459, MXN 17.0119 and COP 3,868.1900 to US$ 1.00).

As of June 30, 2024, income statement figures were divided by the average FX Rate of the month (R$ 5.3968, MXN 18.2429 and COP 4,063.0875 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 5.5941, MXN 18.3183 and COP 4,148.6800 to US$ 1.00).

Equity figures are translated using the FX Rate on the date of each transaction.

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